

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Andrew Kuhn
Managing Member
Focused Compounding Fund, LP
3838 Oak Lawn Avenue, Suite 1000
Dallas, TX 75219

> **Re: Focused Compounding Fund, LP**
> **Parks! America, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed January 4, 2024 by**
> **Focused Compounding Fund, LP, Andrew Kuhn, Geoff Gannon and James**
> **Ford**
> **File No. 000-51254**

Dear Andrew Kuhn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note disclosure throughout the proxy statement that Proposal 4, the Election Proposal, is subject to concurrent approval of Proposal 2, the Removal Proposal. It would appear that the Election Proposal is also subject to the concurrent approval of Proposal 3, the Bylaw Amendment Proposal, which would establish that "[i]n the event any directors are removed by a vote of shareholders, then the shareholders have the right to elect successors to hold office for the unexpired term of the director or directors whose positions are vacant..." In the absence of such Bylaw amendment, disclosure on page 5 of the proxy statement suggests that under section 4.7 of the Bylaws, the Board retains the power to fill vacancies, including those created as a result of the removal by the shareholders. Please advise or revise, as applicable, to clarify whether each of the Removal Proposal and the

Election Proposal is contingent upon the Bylaw Amendment Proposal and disclose the effects on each of the Removal Proposal and the Election Proposal in the event that the Bylaw Amendment Proposal does not receive the requisite number of votes for approval.

Proposal No. 3 Bylaw Amendment Proposal, page 5

2. Refer to the last sentence of proposed section 4.7 of the Bylaws. Please revise to specify if this right to elect successors to the board, following removal by a vote of shareholders, is the exclusive right of shareholders or if the board will also retain such right. For example, since the Election Proposal only seeks to fill three of the seven board seats, it would appear that the board, pursuant to the first sentence of proposed section 4.7, can fill the remaining four open seats. Please advise or revise, as applicable.

Proposal No. 4 Election Proposal, page 6

3. Refer to the first paragraph of this section. Please revise the disclosure to explain what will become of the four remaining open board seats following removal of all seven board members and election of three new ones. For example, we note disclosure in the sixth whole paragraph on page 7 that "[w]e reserve the right to nominate additional persons to fill any additional seats if the Company increases the size of the Board." While the Company will not have increased the size of the board, it would appear that the current Board size remains at seven seats even if shareholders were to approve all of the filing persons' proposals.

Quorum; Broker Non-Votes; Discretionary Voting, page 8

4. Disclosure in this section indicates that "[a] majority of the outstanding shares entitled to vote at the Special Meeting, represented in person or by proxy, will constitute a quorum. Shares represented by a proxy that directs that the shares abstain from or vote against on a matter, as well as broker 'non-votes," will be counted at the Special Meeting for quorum purposes." Disclosure in this section also states that "[s]ince none of the proposals being voted on at the Special Meeting are routine, we do not expect to receive any broker non-votes at the meeting." We note that Section 3.8(a) of the Bylaws provides that "[i]n general, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for that matter." Given that there will be no broker non-votes at the Special Meeting, please revise the disclosure in this section accordingly.

Approval of the Removal Proposal, page 8

5. Refer to Section 78.335 of the Nevada Revised Statutes which states that "any director or one or more of the incumbent directors may be removed as a director only by the vote of [shareholders] representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote." Section 78.335 of the Nevada Revised Statutes further provides that a company's "articles of incorporation may require the concurrence of more

than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove one or more directors." It is our understanding that nothing in Section 78.335 of the Nevada Revised Statutes permits a company's bylaws to allow for less than two-thirds of the voting power to remove one or more directors. In contrast, the disclosure under the heading "Approval of the Removal Proposal" states that directors may be removed by the "affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote..." Please advise or revise, as applicable.

<u>Approval of the Bylaw Amendment Proposal, page 8</u>

6.   Please disclose in this section the treatment of abstentions and broker non-votes. Current disclosure indicates such treatment with respect to the *Bylaw Restoration Proposal*.

<u>Approval of the Election Proposal, page 8</u>

7.   Please revise the disclosure to specify the voting standard by which shareholders can duly elect successors in the event directors are removed by a vote of shareholders. While page 8 indicates that the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote is required to approve the Election Proposal, the Bylaw Amendment Proposal as currently written does not specify such voting standard, and it is unclear upon what authority the Focused Compounding Group is relying. If such standard is otherwise specified in the current bylaws or charter, or otherwise established by state law, please so indicate in the discussion of this proposal, identifying the specific bylaw, charter or state law provision, as applicable. In responding to this comment, please address the fact that Section 4.5(c) of the Bylaws indicates that "the candidates elected are those who receive a majority of votes cast by the shares entitled to vote in the election."

8.   Please disclose the treatment of broker non-votes. Current disclosure in this section indicates that "[a] broker non-vote, if any, and an abstention from voting will have the same effect as a vote 'AGAINST' the approval of the *Removal Proposal*." Please also disclose the treatment and effect of a shareholder's withholding of authority to vote for a nominee. Refer to Item 21(b) of Schedule 14A.

<u>Proxy Card, page II</u>

9.   Please revise the proxy card to comply with the requirements of Exchange Act Rule 14a-6(e)(1).

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Adam Finerman